# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ZJK Industrial Co., Ltd., CIK 0001941506
CUSIP: G98Y9E102
Title of class of securities: Ordinary Shares, par value US$0.000016666667 per share
Address of issuer's principal executive offices: No.8, Jingqiang Road,, 138 Industrial Zone, Xiuxin Community,, Shenzhen, China (F4), 518122
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001941547

## Reporting persons
- DNR Technology Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 38,664,000; shared voting power 0; sole dispositive power 38,664,000; shared dispositive power 0; aggregate amount beneficially owned 38,664,000 (62.99% of the class)
  Comment: 1. Note for Rows 5, 7 and 9: Represents 38,664,000 ordinary shares of ZJK Industrial Co., Ltd. (the "Issuer") held by DNR Technology Co., Ltd. DNR Technology Co., Ltd. is a limited liability company incorporated under the British Virgin Islands laws. The person having voting, dispositive or investment powers over DNR Technology Co., Ltd. is Ning Ding. 2. Note for Row 11: Represents 62.99% of the 61,381,249 total outstanding ordinary shares; see Item 4.
- Ning Ding: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 38,664,000; shared voting power 0; sole dispositive power 38,664,000; shared dispositive power 0; aggregate amount beneficially owned 38,664,000 (62.99% of the class)
  Comment: Note for Rows 5, 7 and 9: Represents 38,664,000 ordinary shares held by DNR Technology Co., Ltd., a limited liability company incorporated under the British Virgin Islands laws. The person having voting, dispositive or investment powers over DNR Technology Co., Ltd. is Ning Ding. 2. Note for Row 11: Represents 62.99% of the 61,381,249 total outstanding ordinary shares; see Item 4.

## Item 1. Issuer
Name of issuer: ZJK Industrial Co., Ltd.
Address of issuer's principal executive offices: No.8, Jingqiang Road, 138 Industrial Zone, Xiuxin Community, Kengzi Town, Pingshan New Area, Shenzhen People's Republic of China, 518122

## Item 2. Person Filing
Name of person filing:
DNR Technology Co., Ltd.
Ning Ding
Address of principal business office or, if none, residence:
For DNR Technology Co., Ltd. and Ning Ding:
No.8, Jingqiang Road, 138 Industrial Zone, Xiuxin Community, Kengzi Town, Pingshan New Area, Shenzhen People's Republic of China, 518122
Citizenship:
DNR Technology Co., Ltd.: The British Virgin Islands
Ning Ding: The People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class: The total number of outstanding ordinary shares used to calculate the percent of class is 61,381,249 ordinary shares.
Sole power to vote or to direct the vote: The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: -
Sole power to dispose or to direct the disposition: -
Shared power to dispose or to direct the disposition: -

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 : Joint Filing Agreement

## Signatures
- DNR Technology Co., Ltd.: /s/ Ning Ding, Ning Ding (02/13/2025)
- Ning Ding: /s/ Ning Ding, Ning Ding (02/13/2025)